ELI ELECTRIC VEHICLES, INC.



ANNUAL REPORT

525 S Hewitt St.
Los Angeles, CA 90013

www.Eli.world

This Annual Report is dated April 29, 2024

BUSINESS

In this Annual Report the term *"ELI", "we", "our", "us" or "the company" refers to Eli Electric Vehicles, Inc. and our subsidiaries on a consolidated basis.*

Eli Electric Vehicles, Inc. reimagines personal vehicles of the future by creating compact, efficient, clean, and affordable micro-EVs. ELI focuses on attributes that make daily short trips convenient and fun, while at scale, drastically reducing emissions and congestion in cities and communities. ELI manages its international supply chain through its wholly-owned subsidiary in Beijing. Combining state-of-art design with strong supply chain capability, ELI's micro-EVs offer unparalleled features &value in its category for both the US and European markets.

Eli Electric Vehicles, Inc. was formed on February 6th, 2018, in the State of Delaware. ELI is the parent company and ultimate beneficial owner of Beijing Eli Electric Vehicles Co., Ltd. (Eli Beijing) and EEV International Limited (EEV Hong Kong). Eli Beijing was formed on October 12th, 2015, in Beijing, China to establish a supply chain and manage the OEM production of ELI's products. EEV Hong Kong was formed on March 18th, 2021, and its subsidiary EEV Hainan Limited(Eli Hainan) was formed on May 12th, 2021 to export ELI's products overseas. Mr. Binhan(Marcus) Li is the CEO and director of ELI, Eli Beijing, and EEV Hong Kong. To streamline the company's structure, Beijing Eli Electric Vehicles Co., Ltd. was acquired by ELI Electric Vehicles, Inc. on June 6th, 2019; and EEV Hong Kong was acquired by ELI on June 23rd, 2021.

Both companies are 100% owned subsidiaries of ELI. The acquisitions are strategic restructurings that establish ELI as a hardware startup with the capability to manage complex overseas supply chain, production, and international sales. Besides Eli China and EEV International, ELI also plans to establish a subsidiary in Europe in the future.

The company, having offered and sold Class A Common Stock and Convertible Promissory Note pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2023.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

• Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: General Operations
Date: August 15, 2020
Offering exemption relied upon: Section 4(a)(2)

*This convertible note was terminated and converted into debt in 2023.

• Type of security sold: Convertible Note
Final amount sold: $1,378,349.29
Use of proceeds: The CF Notes along with accrued interests converted into the Company's 412,820 shares of Class A Common Stock on December 24, 2021. The proceeds of this offering were used for general operations, salaries, business development, and marketing.
Date: August 15, 2020
Offering exemption relied upon: Regulation CF

• Type of security sold: Convertible Note
Final amount sold: $1,204,827.00
Use of proceeds: General Operations. See Debt section for details.
Date: July 01, 2021
Offering exemption relied upon: Section 4(a)(2)

*This convertible note was terminated and was renegotiated into outstanding warrants and a non-convertible debt.

• Type of security sold: Class A Common Stock
Final amount sold: $1,820,973.00
Use of proceeds: general operations, salaries, business development, marketing, and working capital
Date: April 2022
Offering exemption relied upon: Regulation CF

• Type of security sold: Class A Common Stock
Final amount sold: $1,019,356.80
Use of proceeds: general operations, salaries, business development, marketing, and working capital
Date: October 2023
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion may contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this document.

Overview

In 2023 versus 2022, we saw an increase in sales and production, and in 2024 we plan to continue scaling. In 2023, we were still in the phase of limited sales and production and were not in a position to achieve mass production.

Because we have not yet been in a period of mass production, the Company has continued to fund itself through investments and not through sales revenue. Until we achieve mass production, we plan to continue to raise capital and issue debt in order to support our operations and cash burn.

Due to economies of scale, we still saw higher operating costs for the business because we have been unable to generate significant gross profit to sustain our cash burn. We expect this to change over time as we scale our manufacturing and sales, and our goal is to get to a point where our gross profit can sustain our operational overhead. Additionally, due to our size and scale, we have still experienced payment terms with our key suppliers that have resulted in less than favourable cash flow. As we scale production, we expect that we will be able to negotiate better payment terms, which should help improve our cash position.

Operating Results – Fiscal Years Ending December 31, 2023 and December 31, 2022

Our revenue for the year ended 2023 was $2,689,237 compared to $1,222,756 for the year ended 2022. This nearly 120% growth in our revenue was a result of our increased sales and distribution efforts in Europe. We made significant inroads in expanding our reach overseas and we expect continued growth in this region and beyond in 2024. Our cost of goods sold also increased between 2022 and 2023, from $1,144,720 to $2,398,694, representing a year over year growth of nearly 110%. Finally, our gross profit in 2023 was $290,543, representing a 10.8% gross margin, compared a gross profit in 2022 of $78,036 and a gross margin of 6.4%. This improvement in gross margin between 2022 and 2023 was related to the increased sales and production volume we saw, which allowed us to see certain economies of scale in our production processes.

General and administrative expenses grew from $1,627,536 to $2,051,856, or 26% from 2022 to 2023. This increase was related to the Company's focus on hiring new staff to support general business operations and planned expansion into new territories, including the United States. Research and development expenses grew from $370,637 to $439,416, or 19% from 2022 to 2023. This increase was related to the Company's focus on enhancing the features of its main model, the Eli ZERO. Finally, sales and marketing expenses grew from $99,362 to $211,905, or 113% from 2022 to 2023. This increase was related to our expansion into new markets in Europe, which also resulted in increased revenue for the Company as outlined above.

As a result of the above increases in gross margin and operating expenses, the Company saw a loss of $2,412,636 in 2023, compared with a net loss of $2,152,484 in 2022. While the Company lost more money in 2023 compared to the prior year, we did see an increase in revenue and gross margin. This is in line with our strategy to grow marketing share and our presence globally, with the goal of achieving mass production and increased sales in the coming years.

<u>Liquidity & Capital Resources</u> - Fiscal Years Ending December 31, 2023 and December 31, 2022

The Company ended fiscal year 2023 with $452,995 cash on hand, compared to $214,272 in cash on hand for the fiscal year ending 2022.

In 2023, the Company conducted a fundraise pursuant to Regulation CF, raising $1,019,356.80 in gross proceeds and issuing Class A Common Stock. Proceeds from this raise were used to fund general operations, salaries, business development, marketing, and working capital.

The Company is currently raising another fundraise pursuant to Regulation CF. As of the date of this report, the Company has raised approximately $450,000 in gross proceeds from this raise.

Debt

Creditor: 18 Individual Angel Investors
Amount Owed: $1,475,426.04
Interest Rate: 0.0%
Maturity Date: November 2024
The loan is made to the company's subsidiary. Series Seed Warrants were issued to these debt holders in consideration of their debt financing, with the warrants' total exercising costs roughly equal to the underlying debt's principal USD equivalence. The maturity date of the various loans are in November 2024. More details are disclosed in the "previous offerings" section.

Creditor: Greenman Machinery Company
Amount Owed: $2,823,781.89
Interest Rate: 0.0%
Maturity Date: November 06, 2024
The loan is made to the company's subsidiary, with the same terms as the loan arrangement described above.

Creditor: Binhan Li
Amount Owed: $504,045.07
Interest Rate: 0.0%
Maturity Date: November 03, 2024
The loan is made to the company's subsidiary, with the same terms as loan arrangements described above.

Creditor: Binhan Li
Amount Outstanding: $105,891.82
Interest Rate: 0%
Maturity Date: Due upon request

Creditor: Binhan Li
Amount Outstanding: $56,475.64
Interest Rate: 0%
|Maturity Date: Due upon request

Creditor: Binhan Li
Amount Outstanding: $28,000
Interest Rate: 0%
Maturity Date: Due upon request

Creditor: Xun Li
Amount Outstanding: $141,189.09
Interest Rate: 8%
Maturity Date: April 27, 2024

Creditor: Xun Li
Amount Outstanding: $423,567.28
Interest Rate: 8%
Maturity Date: May 11, 2024

Creditor: Yujie Li
Amount Outstanding: $296,497.09
Interest Rate: 8%
Maturity Date: November 10, 2024

Creditor: Yujie Li
Amount Outstanding: $127,070.19
Interest Rate: 8%
Maturity Date: December 31, 2024

Creditor: Yujie Li
Amount Outstanding: $42,356.73
Interest Rate: 6%
Maturity Date: October 29, 2024

Creditor: Yujie Li
Amount Outstanding: $42,356.73
Interest Rate: 6%
Maturity Date: October 30, 2024

Creditor: Greenman Machinery Company
Amount Outstanding: $100,000.00
Interest Rate: 0%
Maturity Date: April 1, 2025

This was previously a convertible note, and the convertible note was terminated by both parties with renewed loan terms.

Creditor: Greenman Machinery Company
Amount Outstanding: $1,132,061.36
Interest Rate: 0%
Maturity Date: 1/22/2026
This was previously a convertible note, and the convertible note was terminated by both parties and deemed as a loan to the subsidiary with renewed terms.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Binhan (Marcus) Li
Current Role: Primary role is with the Issuer.
Positions Held with the Issuer:
Position: Founder & CEO
Service Dates: February, 2018 – Present
Responsibilities: Overall responsible for the Company's strategy and direction.
Position: Director
Service Dates: February, 2018 – Present
Responsibilities: Makes decisions on issues that require Board of Director's approval.

Other Business Experience (Past Three Years):
Employer: Beijing Eli Electric Vehicles Co., Ltd.
Title: CEO
Service Dates: October, 2016 – Present
Responsibilities: R&D, operations, and overall responsibility for the Company's strategy and direction.
Beijing Eli Electric Vehicles Co., Ltd. is a wholly-owned subsidiary of Eli Electric Vehicle, Inc.

Name: James Leslie Seargent II
Current Role: Primary role is with the Issuer.
Positions Held with the Issuer:
Position: Head of Operations
Service Dates: December 5, 2022 – Present
Responsibilities: Manage the Company's operational activities, and US sales.

Other Business Experience (Past Three Years):
Employer: Garia Inc.
Title: NA Regional Director of Sales, US & Mexico
Service Dates: January, 2020 – Present
Responsibilities: Managing, developing sales and marketing in NA markets

PRINCIPAL SECURITY HOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of 12/31/2023

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
LBH Holdings Limited*	900,000	Class B Common Stock	63.57%
	357,000	Series Seed Preferred Warrant	

*LBH Holdings Limited is an entity wholly owned by the Company's CEO, Binhan Li

Included are owners of 20% or more of the outstanding voting equity securities, calculated on the basis of the total voting power. The calculation for all outstanding voting equity securities assumes all outstanding options, warrants are exercised. We did not assume shares reserved for issuance under equity incentive plan exercised under this calculation, nor the voting proxy granted to the company's CEO under the Company's previous Regulation CF subscription agreements.

RELATED PARTY TRANSACTIONS

Name of Entity	Relationship to Issuer	Nature of Interest	Amount
Binhan Li	Director	Callable loan (0% interest) made to the Company and its subsidiary	$123,356.73
Binhan Li	Director	Repayment of callable loan (0% interest) from the Company and its subsidiary, to Binhan Li	$123,594.54
Yujie Li	Immediate family member of the director	Term loan to a subsidiary of the Company (6% interest)	$84,713.46
Yujie Li	Immediate family member of the director	Interest payout from outstanding loan the subsidiary of the Company	$39,968.50

THE COMPANY'S SECURITIES

The Company has authorized Class A Common Stock, Class B Common Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 408,163 shares of Class A Common Stock (plus up to 102,040 Bonus Shares).

The following table describes our capital structure as of January 15, 2024, which includes 7,127,574 shares outstanding on a fully-diluted basis:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-Issued*
Class A Common Stock	10,000,000	1,634,243	1,134,991
Class B Common Stock	2,000,000	900,000	0
Series Seed Preferred Stock	8,000,000	56,340	3,402,000
Total	20,000,000	2,590,583	4,536,991

*The Company has allocated 880,000 shares of Class A Common Stock pursuant to its Stock Incentive Plan. As of January 2024, the Company has granted and unexercised 193,800 options out of the plan and 178,400 options granted and exercised, and has 507,800 options which have not been granted and are available for issuance. Additionally, the Company has issued 433,391 warrants for Class A Common Stock, and 3,402,000 warrants for Series Seed Preferred Stock

Class A Common Stock

Voting Rights
The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting. The holders of 925,480 shares of the Company's Class A Common Stock have appointed the Company's Chief Executive Officer as a voting proxy, whereby the Chief Executive Officer votes on behalf of these shares.

Material Rights
Distribution Rights and Preferences: In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro-rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Restated Certificate immediately prior to such liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event.
Liquidation Rights and Preferences: No preferences, same as Preferred Stock. A merger or

reorganization of a similar transaction will be treated as a liquidation.
Dividend Rights: Dividend rights with no preferences, same as Series Seed Preferred Stock.

Class B Common Stock

Voting Rights
According to the 2022 amendment of the Company's Certificate of Incorporation by majority stockholders' consent, the holders of Class B Common Stock are entitled to ten votes for each share of Class B Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there is no cumulative voting.

Material Rights
Distribution rights and preferences: No preference, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock.
Liquidation Rights and Preferences: No preferences, same as Series Seed Preferred Stock. A merger, reorganization, or similar transaction will be treated as a liquidation.
Dividend Rights: Dividend rights with no preferences, same as Series Seed Preferred Stock.
Voluntary Conversion: Each Class B Common Stock can be converted into one share of Class A Common Stock if the holder of Class B Common Stock approves or consents to such conversion.
Mandatory Conversion Upon Transfer: If any share of Class B Common Stock shall not be owned, beneficially or of record, by Binhan Li or any firm, corporation, partnership, limited liability company, association, joint venture, trust, unincorporated organization, or any other entity, directly or indirectly controlled by Binhan Li, such share of Class B Common Stock shall be automatically converted into one share of Class A Common Stock (as adjusted for any stock splits, stock dividends, combinations, recapitalizations, or the like).

Series Seed Preferred Stock

Voting Rights
Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder (assuming all the Warrants to purchase the shares of Preferred Stock have been exercised pursuant to the respective Warrants immediately prior to the record date) are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights
The total amount outstanding includes warrants to purchase 3,402,000 shares of Series Seed Preferred Stock. The warrants have an exercise price that is equal to the original issue price of Series Seed Preferred Stock ($1.42), provided that if the holder of the warrants, who is also a creditor of the Company with a consolidated loan amount roughly equal to the warrant's exercise cost, has not exercised the warrant within a certain period, the warrant holder may elect to exercise the warrant at the exercise price of par value ($0.0001 per share) and cancel and forgive the loan amount and any other related outstanding indebtedness. Each share of Preferred Stock issuable under the Warrants shall accord the relevant Warrant Holder with all rights and obligations attached to a holder of such Preferred Stock on a fully exercised basis.
Distribution Rights and Preferences: No preference, pro-rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common

Stock.

Liquidation Rights and Preferences: No preferences, same as Common Stock. A merger, reorganization, or similar transaction will be treated as a liquidation.

Dividend Rights: Dividend rights with no preferences, same as Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, fi at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Note should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Convertible Note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Electric Vehicles / Mobility industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common stock, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described here is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Class A Common stock that an investor is buying might have terms attached to allow voting proxy to the company's CEO. This means that you might not have rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Our product is still in early stage of its production phase and might never go into mass production

It is possible that the failure to reach mass volume production, due to a variety of internal and external factors, might result in unit economics not meeting our goal, and negatively impact our financial performance and viability of our business model.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated significant profits

Eli Electric Vehicles, Inc. was formed on Feb 6, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Eli Electric Vehicles, Inc. has incurred a net loss and has had limited revenue generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that our product and proposition is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns many trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our product is dependent on government regulations such as, EPA(United States Environmental Protection Agency), US Department of Transportation, US customs, CARB(California Air Resource Board), FTC (Federal Trade Commission), European commission and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such a point the Company may no longer want to sell products in a certain country or region and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our current or future products could have a latent design flaw or manufacturing defect

Although we have done extensive testing on our current product prototype and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company. Recalls are an inherent risk in this industry and we expect that there will be additional recalls of electric vehicles in the future.

Our new products could fail to achieve the sales traction we expect

Our growth projections are based on an assumption that we will be able to successfully launch Eli Zero and that it will be able to gain traction in the marketplace at a fast rate. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the Eli Zero fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The nature of the product means there is a high likelihood we will face product liability lawsuits

We sell a product that will be operated on public roads. Large number of people are injured or killed every year in road accidents. As a result, motor vehicle industries have experienced a significant number of product liability lawsuits relating to the safety of their products. As sales and use of our product start to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt our company, which would significantly reduce the value of your investment.

Failure to address the service requirement of our future customers may cause issues to our business.

If we are unable to successfully address the service requirement of our future customers, our business will be materially and adversely affected.

Manufacturing internationally may cause problems and present risk

We will work with suppliers and OEM partners in China to ensure cost effective production. However, there are many risks associated with international business. These risks include, but are not limited to political and economic instability, regulatory compliance difficulties, international conflict, problems enforcing agreements and greater exposure of our intellectual property to markets where a higher probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business.

Our ability to develop and deliver vehicles of high quality and appeal to users, on schedule and at scale is unproven and still evolving.

Our continued development, manufacturing, and delivery of vehicles of high quality to achieve our targeted volume are and will be subject to risks, including with respect to: lack of funding; disruptions or delays in our vehicles supply chain; operational disruptions caused by our business partners insolvencies or inability to deliver; quality control deficiencies; delays in the R&D of technologies necessary for our vehicles; our vehicles not performing in line with user expectations and may contain defects; environmental compliance, workplace safety, and relevant regulations; and cost overruns.

The global shortage in the supply of semiconductor chips may disrupt our operations and adversely affect our business, operations, and financial condition.

Since 2020, there has been a global shortage of semiconductor chips used for automotive manufacture due to COVID-19 pandemic. We cannot assure such delay or disruption would not affect our business. We cannot assure that we can obtain sufficient amounts of semiconductor chips at a reasonable cost given the global shortage. The increase in costs of our vehicle and delay in production organization may disrupt our business. In addition, many of the semiconductor components used in our vehicles are single sourced from our suppliers. If the suppliers we are currently using fail to meet our demand with acceptable terms, we could be required to change suppliers, which could be costly and also cause delay in production. If we failed to find alternative suppliers, our production and delivery could be materially disrupted. Such disruption could also cause material adverse impact on company operation and financial situation.

We are exposed to risks and disputes related to a large number of crowdfunding investors, and international fundraising activities.

Due to the large number of investors brought in by crowd funding, our business activities may be disrupted by claims or disputes brought by our investors. We are also exposed to risks and disputes associated with international fundraising activities, and with international investors or their shareholders.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on investment.

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Offering Memorandum and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

We have the right to extend the offering deadline.

We may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without our company receiving the minimum amount, at which time committed funds will become immediately available for withdrawal from the investor's brokerage account maintained with StartEngine without interest or deduction, or until we receive the minimum amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the securities will be issued and distributed to you.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issue additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of our assets at the time of issuance.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could b e unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our securities.

The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 15, 2024.

Eli Electric Vehicles, Inc.

By:

/s/ Binhan Li

Title: CEO

Exhibit A
FINANCIAL STATEMENTS